Exhibit 99.1

ErosSTX Enters into a Definitive Agreement for the Sale of its

STX Entertainment Subsidiary to The Najafi Companies

Agreement Includes a “Go-Shop” Period to Maximize Sale Value

Douglas, ISLE OF MAN and Burbank, CALIFORNIA – December 7, 2021 – Eros STX Global Corporation (NYSE: ESGC) (“ErosSTX”, “ESGC”, the “Company”, “we” or “our”), a global entertainment company, today announced it has entered into a definitive agreement to sell its STX Entertainment subsidiary (“STX Entertainment”), to an affiliate of The Najafi Companies (“Najafi”), an entrepreneurial and mission-driven private investment company with significant holdings in consumer, media, talent-driven brands, ecommerce, tech, and sports.

Transaction

At the closing of the transaction contemplated by the purchase agreement, an affiliate of Najafi will acquire STX Entertainment through the purchase of all of the issued and outstanding shares of common stock of a parent entity of STX Entertainment and wholly-owned subsidiary of ESGC. The purchase price at Closing will be $173 million, subject to customary adjustments for transaction expenses and debt, including repayment of the indebtedness of STX Entertainment, which is currently approximately $148 million.

The purchase agreement also provides ESGC with a go-shop period, during which the board of directors of ESGC, with the assistance of its financial advisor, Lazard, will solicit alternative proposals from third parties for a period of 45 days. The purchase agreement provides for ESGC to pay a termination fee of $4.5 million (plus the return of $2 million that Najafi has funded as a deposit) to Najafi if ESGC terminates the purchase agreement in connection with accepting a superior proposal. Under specified circumstances set forth in the purchase agreement, Najafi will be required to pay ESGC a termination fee of $4.5 million (less the $2 million Najafi deposit) if Najafi fails to close the transaction.

A transaction is expected to close by the end of January 2022. The transaction with Najafi is subject to customary closing conditions, including its lender’s confirmatory due diligence. Najafi has exclusively partnered with The Forest Road Company, as its lender, who is expected to repay STX Entertainment’s indebtedness and provide it with working capital going forward.

ESGC does not intend to disclose developments with respect to the solicitation process unless and until the board of directors of ESGC has made a decision with respect to any potential superior proposal. There can be no assurance that this process will result in a superior proposal.

STX Debt Extension

As noted in the November 16, 2021 press release, because the Company has executed a definitive agreement to sell the STX Entertainment subsidiary, the maturity and delivery date of financial statements under STX Entertainment’s Senior Credit Agreement has been extended to January 4, 2022, and may be further extended to February 3, 2022 if such sale agreement remains in effect on January 4, 2022.

Advisors

Lazard is serving as financial adviser to ESGC and Kirkland & Ellis LLP and Gibson, Dunn & Crutcher LLP are serving as its legal advisers. Ballard Spahr LLP is serving as legal adviser to The Najafi Companies.

About Eros STX Global Corporation

Eros STX Global Corporation (NYSE: ESGC) is a global entertainment company that acquires, co-produces and distributes films, digital content and music across multiple formats such as theatrical, television and OTT digital media streaming to consumers around the world. Eros International Plc changed its name to Eros STX Global Corporation pursuant to the July 2020 merger with STX Entertainment, merging two international media and entertainment groups to create a global entertainment company with a presence in over 150 countries. ErosSTX delivers star-driven premium feature film and episodic content across a multitude of platforms at the intersection of the world’s most dynamic and fastest-growing global markets, including US, India, Middle East, Asia and China. For further information, please visit ErosSTX.com.

About The Najafi Companies

The Najafi Companies, based in Phoenix with offices in Los Angeles and New York, is an entrepreneurially driven private investment company founded by Jahm Najafi in 2002. The Company makes investments across industries, with significant holdings in consumer, media, brands, ecommerce, tech and sports. The Najafi Companies is not a fund and does not manage third party capital. By utilizing its own capital, the team is empowered to be extremely selective, think long-term, move quickly and operate in true alignment with management. Their passion is to invest, acquire businesses and create value in areas that are underserved or undergoing rapid transformation. And the Company’s mission is to “do well and do good,” and partner with world-class, entrepreneurial teams.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will”, “trending” and similar expressions. Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning its and the Company’s market position and future operations. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits we are a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; our ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit the Company’s film content; our ability to mitigate risks relating to distribution and collection in international markets; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures, may have material adverse effects on our business, financial position, results of operations and/or cash flows; the occurrence of any event, change or other circumstances that could give rise to the termination of the purchase agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the transactions contemplated by the purchase agreement is delayed or does not occur; uncertainty as to whether the parties will be able to complete the transactions contemplated by the purchase agreement on the terms set forth therein; the outcome of any legal proceedings that may be instituted against the parties or others following announcement of the transactions contemplated by the purchase agreement; challenges, disruptions and costs of the transactions contemplated by the purchase agreement and related transactions; risks that the transactions contemplated by the purchase agreement disrupt current plans and operations that may harm the Company’s businesses; the amount of any costs, fees, expenses, impairments and charges related to the transactions contemplated by the purchase agreement; uncertainty as to the effects of the announcement or pendency of the transactions contemplated by the purchase agreement and related transactions on the market price of the Company’s A Ordinary Shares and/or the Company’s financial performance; completion of the contemplated refinancing or strategic transactions; uncertainty as to the long-term value of the Company’s ordinary shares; and the completion of the Company’s fiscal 2021 audit and filing of its Annual Report on Form 20-F.The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Contact Information

Drew Borst

EVP, Investor Relations & Business Development

ErosSTX Global Corporation

drew@erosstx.com

4